Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Endeavour Silver Corp. ("Endeavour" or the "Company")
1130 - 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2. Date of Material Change

 November 27, 2024

Item 3. News Release

News Release dated November 27, 2024 was disseminated through GlobeNewswire.

Item 4. Summary of Material Change

On November 27, 2024, the Company announced the completion of its prospectus offering announced on November 20, 2024 for the issuance of a total of 15,825,000 common shares ("Common Shares") at a price of US$4.60 per Common Share for aggregate gross proceeds of US$72,795,000 (the "Offering").

Item 5.1  Full Description of Material Change

On November 27, 2024, the Company announced the completion of its prospectus offering announced on November 20, 2024 for the issuance of a total of 15,825,000 Common Shares at a price of US$4.60 per Common Share for aggregate gross proceeds of US$72,795,000. The Offering was led by BMO Capital Markets, together with a syndicate of underwriters consisting of CIBC World Markets Inc., TD Securities Inc., Ventum Financial Corp. and H.C. Wainwright & Co., LLC.

The Company plans to use the net proceeds of the Offering for the advancement of the Pitarrilla project in Durango State, Mexico and general working capital.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone: (604) 685-9775

Item 9. Date of Report

 November 28, 2024

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the intended use of proceeds.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause actual events, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in production and costs guidance; the ongoing effects of inflation and supply chain issue on mine economics; changes in national and local governments' legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metal prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "Risk Factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this material change report. There can be no assurance that any forward-looking statements or information will be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.